                                              Filed Pursuant to Rule 424(b)(3)
                                              File No. 33-95448


                                NOVEMBER 25, 1996
                       SUPPLEMENT NO. 1 TO PROSPECTUS FOR
                        MCD FREEDOM TAX CREDIT FUND L.P.
                                JANUARY 31, 1996

                  (SUPPLEMENT IDENTIFYING POTENTIAL INVESTMENT)

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          This Supplement is part of, and should be read in conjunction with, the Prospectus of MCD Freedom Tax Credit Fund L.P. (the "Fund"). Capitalized terms used herein but not defined have the meanings ascribed to them in the Prospectus.

STATUS OF OFFERING

          As of November 1, 1996, the Fund received orders for a total of 1,034 Units ($1,034,000). Neither the General Partner nor any Affiliates of the Fund have been paid any fees out of the proceeds of the offering as of November 1, 1996. Because the Fund has not received orders for the minimum of 2,000 Units, no proceeds from the offering have been released from escrow, no Units have been issued and, consequently, no investors have been admitted to the Fund.

ANTICIPATED INVESTMENT IN OPERATING PARTNERSHIP

          The Fund anticipates acquiring a limited partnership interest in Aspen Grove Limited Partnership (the "Specified Operating Partnership") in accordance with the "Investment Objectives and Acquisition Policies" of the Fund as set forth in the Prospectus. A significant portion of the funds invested by the Fund in the Specified Operating Partnership will be used to pay fees and expenses of the Operating General Partners of the Specified Operating Partnership. (See "Terms of Investment in Specified Operating Partnership" in this Supplement.)

          The Fund will endeavor to invest in Operating Partnerships with a goal of generating tax credits for allocation to investors, upon completion and occupancy of all Tax Credit Properties, averaging approximately $130 to $150 per Unit annually, which would be the equivalent of an approximate 13% to 15% annual Federal Housing Tax Credit as a percentage of capital invested, for the ten year credit period applicable to each Tax Credit Property in which the Fund invests. (See "Who Should Invest" and "Investment Objectives and Acquisition Policies" in the Prospectus.) This assumes: (a) the applicability of current tax law and regulations and current interpretations of such law and regulations by the courts; (b) each of such Tax Credit Properties is occupied with qualifying individuals throughout the 15-Year Compliance Period; and (c) Unit holders are unable to use any passive tax losses generated by the Fund. These investment objectives do not represent yield or return on investment.


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          The Fund's investment in the Specified Operating Partnership will be consistent with the provisions of the Prospectus relating to investments in Operating Partnerships generally. (See, particularly, "Investment Objectives and Acquisition Policies" and "Sharing Arrangements: Profits, Credits, Losses, Cash Available for Distribution and Residuals.")

          THE FUND HAS IDENTIFIED THE OPERATING PARTNERSHIP INTEREST SPECIFIED BELOW AS A POTENTIAL INVESTMENT BY THE FUND.

          While the General Partner believes that the Fund is reasonably likely to acquire an interest in the Specified Operating Partnership described below, the Fund may not be able to do so as a result of additional information or changes in circumstances or if the Fund does not sell a minimum of 2,000 Units prior to January 31, 1997. Before any acquisition is made, the General Partner will continue and complete its due diligence review as to the Specified Operating Partnership and the related Tax Credit Property. This process will include the review and analysis of information concerning, among other matters, market competition and environmental factors. If any significant adverse information is obtained by the General Partner in connection with such review and analysis, either action will be taken to mitigate the adverse factor(s), or the acquisition will not be made. If an interest in the Specified Operating Partnership is acquired, the terms may differ materially from those described below. Accordingly, investors should not rely on the ability of the Fund to invest in the Specified Operating Partnership described below or under the described investment terms in deciding whether to invest in the Fund.

          The Specified Operating Partnership in which an Interest is currently expected to be acquired and the Operating General Partners of the Specified Operating Partnership are as follows:

         Partnership                              General Partners
         -----------                              ----------------

Aspen Grove Limited Partnership           Miller-Valentine Apartments II, Ltd.
                                          Associated Land Group, Inc.
                                          St. Mary's Development Corporation

          Permanent Mortgage Loan financing for the Tax Credit Property described above is being or will be provided as described below. It is anticipated that all of the dwelling units in the Tax Credit Property will be eligible for Federal Housing Tax Credits. It is anticipated that construction of the Tax Credit Property described in this Supplement will begin in November 1996 and be fully completed by October 1997. Delays in construction could occur with respect to the Tax Credit Property, which could result in delay or reduction in achieving Federal Housing Tax Credits. (See "Risk Factors--Tax Risks Associated with the Investments" in the Prospectus.) The Tax Credit Property described in this Supplement does not currently have any tenants. The General Partner believes that the Tax Credit Property has or will have adequate property insurance.

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INFORMATION RELATING TO SPECIFIED OPERATING PARTNERSHIP

          GENERAL

          Aspen Grove Apartments (the "Project") will, when constructed, consist of seven frame buildings containing 84 newly constructed apartments, including 70 two-bedroom, 800 square foot units and 14 three-bedroom, 900 square foot units. The Project will be developed in Middletown, Ohio, which is located approximately 20 miles south of Dayton, Ohio. The Project site consists of approximately 7 acres of land. Individual units will be air-conditioned and will include a range, refrigerator, dishwasher, carpeting, drapes or blinds, and a patio or porch. Fifty percent, or 42 units, will be marketed as special need units for elderly households. The complex will offer a rental office, laundry facilities, playground area/tot lot, clubhouse, picnic area and open recreational areas. The proposed monthly rent for the units is $388-$398 for the two-bedroom units and $460 for the three-bedroom units.

          Construction of Aspen Grove is anticipated to begin in November 1996. The Operating General Partners anticipate that construction of the first building will be completed in April 1997 with completion of the final building in October 1997 and occupancy will occur as follows:

                  Number of Units                   Rent-Up
                  ---------------                   -------
                        10                          April 1997
                        10                          May 1997
                        9                           June 1997
                        9                           July 1997
                        9                           August 1997
                        9                           September 1997
                        9                           October 1997
                        9                           November 1997
                        10                          December 1997

          The Operating General Partners of the Specified Operating Partnership are Miller Valentine Apartments II, Ltd., Associated Land Group, Inc. and St. Mary's Development Corporation. Miller Valentine Apartments II, Ltd., Associated Land Group, Inc. will unconditionally guarantee: (i) to fund all deficits until the Project has achieved three consecutive months of break-even; (ii) to fund any operating deficits for a period of three years up to a maximum amount of $350,000 in the aggregate for the three-year period commencing on the date of the Fund's last installment of its Capital Contribution; and (iii) to fund all construction cost overruns as a non-interest bearing loan to be repaid from sale or refinancing proceeds.

          It is anticipated that the Fund will acquire a 99% limited partnership interest in the Specified Operating Partnership in exchange for $1,774,900. Miller-Valentine Apartments II, Ltd. and Associated Land Group, Inc. will provide a fixed price construction contract for $3,831,668 and the

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construction completion guarantee described above. It is currently anticipated that the Project will be completed and placed in service no later than December 31, 1998.

          It is anticipated that the Fund will fund 60% of its equity commitment when (i) the Project has received a certificate of occupancy for all units and
(ii) the Specified Operating Partnership has received a permanent non-recourse mortgage loan commitment. The mortgage loan must contain a fixed interest rate with at least a twenty-five year amortization period, at least a fifteen year term, and provide a minimum debt service coverage of 1.15. The remaining 40% of the Fund's equity contribution will be made in phases as the Project is leased up.

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


INFORMATION CONCERNING THE SPECIFIED OPERATING PARTNERSHIP AND THE TAX CREDIT PROPERTY

          The following table sets forth certain information relating to the Specified Operating Partnership and the Tax Credit Property in which the Fund anticipates making an investment:

                                                                PROJECTED   PROJECTED
                                       BASIC       GOVERNMENT   PERMANENT   MORTGAGE
PARTNERSHIP   LOCATION OF  NUMBER    MONTHLY(1)    ASSISTANCE   MORTGAGE    INTEREST
   NAME       PROPERTY     OF UNITS    RENTS       ANTICIPATED  LOAN(2)     RATE
-----------   -----------  --------  ----------    -----------  ---------   ---------
ASPEN GROVE   MIDDLETOWN,    84      $388-$398-2BR FHTC ONLY    $1,994,068     7.75%
LIMITED       OHIO                   $460-3BR
PARTNERSHIP









   ANNUAL
REPLACEMENT
  RESERVE        MANAGEMENT        MANAGEMENT
  AMOUNT         AGENT             FEE
-----------      ---------------   --------------
   $ 12,600      ASSOCIATED LAND   5% OF GROSS
                 MANAGEMENT, INC.  CASH RECEIPTS




         TERMS OF INVESTMENT IN THE SPECIFIED OPERATING PARTNERSHIP

          The following table sets forth certain information relating to the Fund's proposed investment in the Tax Credit Property described above:

                                              (3)
                                           OWNERSHIP
                                         INTEREST (%)
                                           PROFITS,
                                           LOSSES &        OPERATING
                           FUND           CREDITS/NET       GENERAL          OPERATING          OPERATING
     PARTNERSHIP          CAPITAL            CASH          PARTNERS'          DEFICIT         PARTNERSHIP'S
         NAME          CONTRIBUTION      FLOW/BACKEND    CONTRIBUTION        GUARANTEE         CREDIT BASE
     -----------       ------------      ------------    ------------        ---------         -----------
   ASPEN GROVE        $1,774,900         99/99/50            $100          UNLIMITED IN       $3,499,656
   LIMITED                                                                 AMOUNT UNTIL
   PARTNERSHIP                                                             THE SPECIFIED
                                                                           OPERATING
                                                                           PARTNERSHIP HAS
                                                                           ACHIEVED BREAK-
                                                                           EVEN FOR 3
                                                                           CONSECUTIVE MONTHS,
                                                                           THEREAFTER $350,000
                                                                           IN THE AGGREGATE FOR
                                                                           3 YEARS AFTER THE
                                                                           FUND'S LAST INSTALL-
                                                                           MENT OF ITS CAPITAL
                                                                           CONTRIBUTION.


      FUND'S
    APPROXIMATE                                        ASSET
      AVERAGE     DEVELOPMENT       ANNUAL          MANAGEMENT
      ANNUAL       FEE/OTHER      PARTNERSHIP       FEE TO MCD
    ANTICIPATED  DISTRIBUTIONS    MANAGEMENT          FREEDOM
      FEDERAL    TO OPERATING       FEE TO           ADVISORS,
      CREDIT          GPS        OPERATING GPS          INC.
    ----------   ------------    -------------      --------
    $288,594      $262,124     GREATER OF 1/2%     1% OF GROSS
                               OF 1% OF GROSS      CASH RECEIPTS
                               REVENUES OR         FROM OPERATIONS
                               OR $2,000
                               ANNUALLY




(1)      Exclusive of utilities.

(2) The terms of the anticipated Permanent First Mortgage loan in the amount of $1,994,068 are expected to include a term of 25 years, an interest rate of 7.75% and payments of principal and interest on the basis of a 25 year amortization schedule.

(3) Cash flow will be allocated 100% to the General Partners during the construction of the project property and for the period through April 30, 1999.


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